ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 15, 2018

AllianzGI Convertible & Income Fund

1633 Broadway

New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to AllianzGI Convertible & Income Fund (the “Fund”) in connection with the registration statement of the Fund on Form N-2 under the Securities Act of 1933 (file no. 333-225293) and the Investment Company Act of 1940 (file no. 811-21284) (the “Registration Statement”), each as amended, with respect to certain of its shares (the “Cumulative Preferred Shares”) of its preferred shares of beneficial interest, par value of $0.00001 per share, having an aggregate offering price of up to $338,000,000.

We have examined the Fund’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Declaration of Trust”), the Fund’s Fourth Amended and Restated Bylaws, the form of the Fund’s Fifth Amended and Restated Bylaws approved by the Fund’s Board of Trustees, the form of Statement Establishing and Fixing the Rights and Preferences of Cumulative Preferred Shares (the “Statement”) approved by the Fund’s Board of Trustees, and the form of underwriting agreement to be entered into by the Fund, the Fund’s investment adviser and the underwriters party thereto (the “Underwriting Agreement” and, together with the Statement, the “Transaction Documents”) approved by the Fund’s Board of Trustees, and are familiar with the actions taken by the Fund in connection with the issuance and sale of the Cumulative Preferred Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

2. Subject to the approval, prior to any issuance, of the definitive terms of the Cumulative Preferred Shares by the Board of Trustees of the Fund or a duly authorized committee thereof, the Cumulative Preferred Shares have been duly authorized and, when and if issued in accordance with the Transaction Documents and the Registration Statement, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder should be limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Cumulative Preferred Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus, contained in the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP